Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2007	2008	2009	2010	2011

Pre-tax income (loss) from continuing operations	$(38,153)	$86,985	$(106,169)	$258,637	$623,130
Fixed charges	25,223	37,769	36,348	56,736	74,743
Total adjusted earnings available for payment of fixed charges	$(12,930)	$124,754	$(69,821)	$315,373	$697,873

Fixed charges
Interest expense, including amortization of debt related expenses	$25,124	$37,594	$36,053	$56,463	$74,404
Rental expense representative of interest factor	99	175	295	273	339
Total fixed charges	$25,223	$37,769	$36,348	$56,736	$74,743

Ratio of earnings to fixed charges	NA (1)	3.30X	NA (2)	5.56X	9.34X

(1)	Earnings are deficient to cover fixed charges by $38,153.
(2)	Earnings are deficient to cover fixed charges by $106,169.